EXHIBIT 3

Agreement to Surrender Options

Concurrent with this letter (the "Agreement"), Dennis J. Stevermer ("Buyer") is entering into a Stock Purchase Agreement ("Stock Agreement") with J. Russell Duncan and Mimi G. Duncan in their capacity as trustees under certain trusts pursuant to which you are a named beneficiary. It is a condition to closing under the Stock Agreement that you surrender your options to purchase Class A common stock ("Options") in Milastar Corporation ("Milastar"). In consideration for Buyer entering into the Stock Agreement, by execution of this letter you are agreeing to surrender your Options to Milastar subject to the terms and conditions set forth herein.

1. Surrender of Options. For the consideration cited above, at the closing of the Stock Agreement (the "Closing"), you shall surrender to Milastar your Options to purchase up to 25,000 shares of Milastar Class A common stock.

2. Resignation. At the Closing, you agree to resign all positions, including your employment, which is at will, that you presently hold with Milastar, including but not limited to your Director position. Such resignation shall occur immediately upon Closing, and you agree that you are not entitled to, and shall not make any claims for, any further consideration (including any severance amounts) with respect to such termination from Buyer or any other party, including Milastar.

3. Conditioned on Closing of Stock Agreement. You and Buyer both agree and acknowledge that this Agreement is entirely conditioned upon the successful closing of the Stock Agreement in accordance with its terms, including the purchase by Buyer of the Sale Shares (as defined in the Stock Agreement). In the event the Stock Agreement does not close for any reason (including, but not limited to, failure to sell the Sale Shares thereunder), both you and Buyer agree that this Agreement shall be terminated, void, and of no further effect, with no obligation owed by, or liability of, either party hereto.

4. Signatures. If you are in agreement with the foregoing, please so indicate by signing in the space provided below and returning one copy of this letter which is enclosed herewith.

/s/ Dennis J. Stevermer

Dennis J. Stevermer

AGREED TO AND

ACCEPTED BY:

/s/ Robert G. Duncan Date: June 24, 2005

Robert G. Duncan